UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Brightstar Lottery Completes Sale of Gaming & Digital Business and Announces $1.1 billion Capital Return to Shareholders

On July 1, 2025, International Game Technology PLC (NYSE: IGT), doing business as Brightstar Lottery (the “Company”), announced that it has completed the sale of its Gaming & Digital business to a holding company owned by funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) on July 1, 2025 (the “Transaction”). Effective July 2, 2025, the Company will begin trading on the New York Stock Exchange under its business name, Brightstar Lottery, and new ticker symbol, BRSL. The Company’s CUSIP will not change, and no action is needed from current shareholders.

The Company also announced a plan to return capital to shareholders totaling approximately $1.1 billion, comprised of a $3.00 per share special cash dividend and a $500 million share repurchase program. The special cash dividend is payable on July 29, 2025, to shareholders of record as of July 14, 2025. Additionally, the Company is obligated to use $2.0 billion of the proceeds from the Transaction to reduce debt. It is obligated to prepay certain term loan facilities and will satisfy the balance of the debt reduction obligation by redeeming certain senior secured notes and repaying revolving credit facilities.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith.

Exhibit Number	Description

99.1	News Release "Brightstar Lottery Completes Sale of Gaming & Digital Business and Announces $1.1 billion Capital Return to Shareholders" dated July 1, 2025

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "Brightstar Lottery Completes Sale of Gaming & Digital Business and Announces $1.1 billion Capital Return to Shareholders" dated July 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2025	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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